

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

Via E-Mail
Mr. Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion
Greece

Re: **Dryships Inc.**
        Form 20-F for Fiscal Year Ended December 31, 2011
        Filed March 16, 2012
        Form 6-K for the month of August 2012
        Filed August 17, 2012
        File No. 001-33922

Dear Mr. Nakhleh:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Linda Cvrkel

                                        Linda Cvrkel
                                        Branch Chief